

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

<u>Via E-mail</u>
Douglas DiSanti
Chief Executive Officer
Weed Real Estate Inc.
340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036

>   **Re: Weed Real Estate Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed June 29, 2015**
>   **File No. 024-10461**

Dear Mr. DiSanti:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>Part I - Notification</u>

<u>Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings</u>

1.   Please revise here to reconcile the per share offering price of your securities with the per share price referenced in Part II of the Offering Circular.

Item 6. Unregistered Securities Issued or Sold Within One Year

2.   We note that you issued shares to Mr. DiSanti on May 6, 2016. Please revise here to include such sale and provide all information required under Item 4 of Form 1-A. Please also provide conforming disclosure under the Recent Sales heading in Part II of the Offering Circular.

Part II – Offering Summary Circular

General

3.   We note your real estate business plan primarily includes plans to acquire and lease growing space and related facilities. Please revise to provide narrative disclosure required by Part I of Form S-11 in Part II of your Form 1-A or advise.

4.   We note your disclosure in this section that that Mr. DiSanti is deemed to be an underwriter of this offering, within the meaning of the Securities Act. Additional disclosure under this subheading, however, states that once your common stock becomes quoted on the OTCQB, Mr. DiSanti will be able to sell at prevailing market or privately negotiated prices. Since the offer of Mr. DiSanti's securities, as an underwriter, may be viewed as a primary offering and sales of such securities will be viewed as a distribution on the company's behalf, it does not appear that you would be able to rely on Rule 415(a)(4) of Regulation C to conduct this offering at prevailing market prices or privately negotiated prices. Please revise on the cover page and throughout the circular to clarify that such shares will also be offered at a fixed price for the duration of the offering or advise. Refer also to Rule 251(d)(3) of Regulation A.

5.   We note that Mr. DiSanti will be selling shares of common stock on your behalf contemporaneously to selling shares of his own personal stock from his account and a conflict of interest may arise. Please revise to more specifically describe this conflict of interest and disclose how Mr. DiSanti will determine whether to sell shares on your behalf as opposed to his own personal stock. In addition, please tell us whether Mr. DiSanti intends to comply with the safe harbor provided by Exchange Act Rule 3a4-1, and, as applicable, how he will meet each element of the safe harbor.

Offering Circular Cover Page

6.   Since you do not intend to list your securities on a registered national securities exchange upon qualification, please revise to provide the legend required by Part II(a)(5) of Form 1-A or advise.

7.   We note that you are offering 62.5M shares pursuant to this circular. Please update your tabular disclosure to also reflect the selling securityholder component of this offering.

Our Offering, page 3

8.   Revise to better explain the "sophisticated services and solutions" you plan to offer as your core services beyond leasing growing space and facilities.

Real Estate Leasing, page 2

9.   We note that you plan to lease facilities to tenants that possess requisite state licenses to operate cultivation facilities. Please revise here to better discuss your process for monitoring the status of your tenants' compliance with applicable law.

10.   Please also revise to explain how you define "non-regulated participants" within the cannabis industry and also describe what safeguards you plan to have in place, if any, to ensure that activities are permissible under applicable law.

Management's Discussion and Analysis, page 5

11.   We note that you approximate $300,000 as the minimum amount required to implement your plan of operations. Please revise to provide an expanded discussion of your specific cash requirements for next 12 months to continue its operations. Refer to Item 9(b)(2) of Form 1-A.

12.   We note your reference to your business plan in the risk factors section. Please expand here to disclose your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures. Please explain how the company intends to meet each of the milestones if it cannot receive funding. We may have further comments. Refer to Item 9(c) of Form 1-A.

Risk Factors

Risks Relating to Our Company and Our Industry

Marijuana remains illegal under federal law., page 6

13.   Please revise the subcaption and narrative to more specifically describe the impact that federal law could have on your business.

Government Regulation, page 11

14.   We note your discussion of your role in acquiring warehouse/retail properties ideally suited for marijuana growers. Please revise your disclosure to more specifically explain the possible law enforcement consequences under federal and state law from generating revenues indirectly from the sale of cannabis products.

15.   Please also expand to discuss more broadly the effect of currently existing governmental regulations on your business, as required by Item 7(a)(2) of Form 1-A.

Industry Overview

The Industry, page 13

16.   We note your reference to industry materials outlining growth potential within the industry, due to states predicted to legalize recreational and medicinal marijuana. Please balance the disclosure in this section to clarify that state laws referenced herein do not supersede the prohibitions set forth in the federal drug laws.

Description of Business

Business Information

Introduction, page 14

17.   Please provide us with independent, third-party support for your belief that legal marijuana is the "fastest growing industry" in the U.S or revise. Please also provide support for the states listed as the five most likely candidates to adopt new legislation for marijuana growth and distribution.

18.   Please supplement here to explain what you mean by "turn-key" growth facilities.

Operational Plan, page 14

19.   Please revise to clarify whether you have conducted diligence with respect to the property described in this section. Please also explain whether you have engaged the seller of this property for potential purchase.

20.   Please discuss, to the extent material, the prospects for obtaining conventional mortgages for the purchase of growth facilities.

Use of Proceeds, page 15

21.	We note your description of potential acquisition targets elsewhere in the circular. Please supplement here to describe the principal purpose of the proceeds and the approximate amount to be used for each purpose. See Instruction 1 to Item 6 of Form 1-A.

22.	We note that Mr. DiSanti is covering certain costs incurred in connection with the preparation of this offering circular. Please tell us whether the company intends to reimburse Mr. DiSanti for such costs. Refer to Instruction 2 to Item 6 of Form 1-A.

Directors and Executive Officers and Corporate Governance

Douglas DiSanti, page 22

23.	Please revise Mr. DiSanti's biographical disclosure to include his principal occupation and employment for the past five years, giving exact dates and titles. Include in your revised narrative a discussion of Mr. DiSanti's specific experience with providing the services you intend to pursue or advise. Refer to Item 10(c) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, we remind you that it is that entity's responsibility to do so prior to qualification of your offering statement.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Jennifer Gowetski, Special Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Jeffrey DeNunzio
        V Financial Group, LLC